

Mail Stop 3561

April 2, 2009

Mr. Brian Alessi
Chief Financial Officer
Emerging Vision, Inc.
100 Quentin Roosevelt Boulevard
Garden City, New York 11530

> **Re: Emerging Vision, Inc.**
> **Item 4.01 Form 8-K**
> **Filed April 1, 2009**
> **File No. 1-14128**

Dear Mr. Alessi:

We have reviewed your filing and have the following comments. We have limited our review to Item 4.01 of the above-referenced filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 8-K Filed April 1, 2009

1.   Please state whether the decision to engage the successor firm, Rosen Seymour, was approved by the audit committee or similar committee of the board of directors. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

2.   It appears that Rosen Seymour is not registered with the Public Company Accounting Oversight Board ("PCAOB") nor has a pending application for registration with the PCAOB. Section 102 of the Sarbanes-Oxley Act of 2002 prohibits accounting firms that are not registered with the PCAOB from

preparing or issuing, or participating in the preparation or issuance of, audit reports with respect to any issuer. Please advise.

3. Please revise your disclosure in the second paragraph to state whether either of the reports of Miller, Ellin & Company, LLP on the financial statements for the years ended December 31, 2007 and December 31, 2006 contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

4. Please revise your disclosure in the second paragraph regarding the period during which there were no disagreements with Miller, Ellin & Company, LLP and no reportable events. This period should include the two most recent years and the subsequent interim period through the date of the change on February 12, 2009. Refer to paragraphs (a)(1)(iv) and (v) of Item 304 of Regulation S-K.

5. Please note that you are required to file an updated letter from Miller, Ellin & Company, LLP stating whether the firm agrees with the statements made in an amendment to the filing in response to our comments and, if not, stating the respects in which the firm does not agree. The updated letter should be filed within two business days of its receipt or 10 business days after filing any amendment. Please acknowledge this obligation. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant